Exhibit 2.1

AMENDMENT TO EQUITY PURCHASE AGREEMENT

THIS AMENDMENT (this "Amendment"), dated as of April 21, 2021, is entered into by and among (a) Buck’s, Inc., a Nebraska corporation ("Buck’s"), Chicago SPE (N), Inc., a Delaware corporation ("Chicago SPE"), Buchanan Energy (N), LLC, a Delaware limited liability company ("Buchanan North"), Buchanan Energy (S), LLC, a Delaware limited liability company ("Buchanan South"), Buck’s LLC of Collinsville, an Illinois limited liability company (formerly known as Buck’s, Inc. of Collinsville, an Illinois corporation) ("Collinsville"), C.T. Jewell Company, Inc., a Nebraska corporation ("C.T. Jewell"), and Buck’s Intermediate Holdings, LLC, a Nebraska limited liability company ("Buck’s Intermediate") (each of the foregoing entities is a "Company", and all of the foregoing companies collectively are the "Companies"); (b) Buck’s Holdco, Inc., a Nebraska corporation (the "Seller"); (c) Steven Buchanan ("Buchanan") (a "Seller’s Shareholder"); and (d) Casey’s General Stores, Inc., an Iowa corporation (the "Purchaser").  The Companies, the Seller, the Seller’s Shareholders and the Purchaser are referred to collectively herein as the "Parties" and individually as a "Party."  Capitalized terms used in this Amendment without definition shall have the meanings ascribed thereto in the Agreement (as defined below).

RECITALS

(a)         The Parties have entered into that certain Equity Purchase Agreement, dated as of November 8, 2020 (the "Agreement").

(b)         The Parties desire to amend the Agreement as hereinafter set forth.

AGREEMENT

NOW THEREFORE, in consideration of the premises and of the mutual agreements contained in this Amendment, and of other good and valuable consideration (the receipt and sufficiency of which are acknowledged by the Parties hereto), the Parties agree as follows:

1.           Purchase Price and Escrow Related Amendments.

a.            The defined terms (x) "Fuel Supply and Captive Escrow Agreement", (y) "Captive Escrow Amount", and (z) "Captive Promissory Note", and the respective definitions of such terms, set forth in Section 1.1 of the Agreement are hereby deleted.

b.            Section 1.1 of the Agreement is hereby amended by adding the following new terms and definitions in alphabetical order in that Section:

"Closing Date Indebtedness" has the meaning set forth in Section 2.2(c)."

"Fuel Supply Escrow Agreement" has the meaning set forth in Section 2.3(b)(vi)."

"Purchase Money Escrow Agreement" has the meaning set forth in Section 2.3(b)(xv)."

"Seller Transaction Expenses" means expenses of Seller to be paid by disbursements from Stewart Title in an amount estimated to be approximately Ten Million Dollars ($10,000,000) which amount shall be confirmed by Seller at least two Business Days prior to Closing."

"Stewart Title" means Stewart Title Guaranty Company."

"Stewart Title Closing Letter" means that certain letter agreement by and among Stewart Title, Purchaser, Seller and Bank of America."

c.           Subpart (j) of the definition of "Permitted Liens" as set forth in Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"(j) reciprocal easement agreement or other customary encumbrance on title to real property that was not granted by the Companies to secure Indebtedness of the Companies (other than those Liens with respect to which the Indebtedness secured thereby will be satisfied at or prior to Closing or following Closing pursuant to the terms of the Stewart Title Closing Letter),"

d.           The definition of "Purchase Money Note" as set forth in Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Purchase Money Note" means the promissory note of the Purchaser in favor of Seller (or its designees) for the balance of the Purchase Price as described in Sections 2.2 (a) and (b), which promissory note shall be paid in full by wire transfer of immediately available funds to the Seller (or its designees) two (2) days after Closing, provided that, if the second day is not a Business Day, then the next Business Day thereafter, at which point the Purchase Money Note shall be returned by the Escrow Agent to the Purchaser and cancelled."

e.           Sections 2.2(b) and (c) of the Agreement are hereby deleted in their entirety and replaced with the following:

"(b)          Delivery.  At or prior to the Closing, Purchaser shall:

(i) deliver to the Escrow Agent the Fuel Supply Escrow Promissory Note as defined and payable in accordance with Section 2.5(b) below;

(ii) deliver to the Escrow Agent the Indemnity Escrow Promissory Note as defined and payable in accordance with Section 2.5(c) below;

(iii) cause to be delivered to Stewart Title on behalf of Seller (without guaranty of timely performance by the financial institutions involved) on or before 10:00 a.m. Central Time on the Closing Date, an amount equal to the sum of (A) the Closing Date Indebtedness, plus (B) the Seller Transaction Expenses; and

(iv) deliver to the Escrow Agent the Purchase Money Note for the balance of the Purchase Price, which promissory note shall be payable as set forth in the definition thereof.

(c)          Indebtedness. Schedule V attached hereto sets forth a list of Indebtedness of the Companies, other than Remaining Indebtedness, as of the date of this Agreement. The Parties have agreed that, at or within two (2) Business Days following the Closing, the Indebtedness, other than the Remaining Indebtedness, of the Companies as of the Closing Date (the "Closing Date Indebtedness") is to be paid pursuant to the terms of the Stewart Title Closing Letter. The Remaining Indebtedness, if any, shall result in a reduction of the Purchase Price in accordance with Section 2.4 below."

f.             Section 2.3(b)(vi) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(vi)  an escrow agreement, dated as of the Closing Date, by and among Purchaser, Seller and the Escrow Agent, in mutually agreeable form (the "Fuel Supply Escrow Agreement"), which agreement shall (A) relate to the delivery, maintenance and release the Fuel Supply Escrow Amount, and (B) be duly executed by Seller;"

g.           Section 2.3(b) of the Agreement is hereby amended by deleting the word "and" at the end of subpart (xii), by replacing the "." at the end of subparts (xiii) and (xiv) with a ";", and by adding the following new subparts (xv) and (xvi) at the end of such Section 2.3(b):

"(xv) An escrow agreement, dated as of the Closing Date, by and among Purchaser, Seller, and the Escrow Agent, in mutually agreeable form (the "Purchase Money Escrow Agreement"), which agreement shall (a) relate to the delivery, maintenance, payment, and return of the Purchase Money Note, and (b) be duly executed by Seller; and

(xvi) the Stewart Title Closing Letter, duly executed by Stewart Title, Seller and Bank of America."

h.            Section 2.3(c)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(i)  Evidence of delivery to the Escrow Agent of the Purchase Money Note;"

i.             Section 2.3(c)(iv) of the Agreement is hereby deleted in its entirety and replaced with the following:

"The Purchase Money Escrow Agreement, duly executed by the Purchaser."

j.             The references to "Fuel Supply and Captive Escrow Agreement" in Section 2.3(c)(vi) of the Agreement is hereby deleted and replaced, with "Fuel Supply Escrow Agreement".

k.            Section 2.3(c) of the Agreement is hereby amended by deleting the word "and" at the end of subpart (xi), by replacing the "." at the end of subpart (xii) with a ";", and by adding the following new subparts (xiii) and (xiv) at the end of such Section 2.3(c):

"(xiii) The Stewart Title Closing Letter, duly executed by Purchaser; and

 (xiv)  Payment to Stewart Title of the amount equal to the sum of (A) the Closing Date Indebtedness, plus (B) the Seller Transaction Expenses."

l.             Sections 2.5(a) and (b) of the Agreement are hereby deleted in their entirety and replaced with the following:

"(a)  Prior to the Closing, the Purchaser and Buchanan shall mutually agree on the terms of the Purchase Money Escrow Agreement, the Fuel Supply Escrow Agreement, and the Indemnity Escrow Agreement, the latter of which shall include terms to implement Sections 2.5(f)-(j). The Purchaser shall pay all of the Escrow Agent’s fees and Purchaser shall bear no expenses relating to any letter of credit referenced below.

 (b)  At the Closing, the Purchaser shall deliver to the Escrow Agent (i) the Purchase Money Note, and (ii) a promissory note (the "Fuel Supply Escrow Promissory Note") in the amount of Twenty‑Two Million Six Hundred Seventy Five Thousand Dollars ($22,675,000) (the "Fuel Supply Escrow Amount") made payable to Seller (or its designees) and to be held by the Escrow Agent.  The Fuel Supply Escrow Amount shall be used to secure the obligations of the Seller pursuant to Section 6.9.  The Fuel Supply Escrow Promissory Note shall be held and released by the Escrow Agent pursuant to both Section 2.5(e) below and the Fuel Supply Escrow Agreement.  The Purchase Money Note shall be held and released by the Escrow Agent pursuant to both the terms set forth in the definition of Purchase Money Note and the Purchase Money Escrow Agreement. The Fuel Supply Escrow Agreement shall provide that the aggregate liability due under all Fuel Supply Contracts relating to any dealer site not previously cancelled by Purchaser shall be released by the Escrow Agent to Seller 61 days after the Closing Date and Seller shall have no further obligations under Section 6.9 with regard to such dealer sites that have not been previously cancelled.  The Fuel Supply Escrow Agreement shall also provide that the amount by which: (i) the then remaining Fuel Supply Escrow Amount exceeds (ii) the then remaining aggregate liability owed by Purchaser or its Affiliates as a result of any Fuel Supply Contract or any successor document to a Fuel Supply Contract (the “Remaining Fuel Exposure”), shall be released to the Seller from the Fuel Supply Escrow Amount on each of the 366th day and the 731st day following the Closing Date.  In addition, the Fuel Supply Escrow Amount, or the remaining balance thereof, shall be released to the Seller (or its designees) the last day of the thirtieth month after the Closing Date unless there are unresolved claims outstanding at such time for payment of a Termination Penalty under Section 6.9, in which event the amount in dispute shall remain in place until all such claims are resolved; provided, however, that during such thirty (30) month period, and promptly following the respective dates that Seller’s obligations under Section 6.9 with respect to each respective Fuel Supply Contract have been finally determined, Purchaser and Seller shall direct the Escrow Agent to release to Seller (or its designees) the amount equal to (i) the respective portion of the Fuel Supply Escrow Amount attributed to such Fuel Supply Contract, less (ii) the portion, if any, of the Fuel Supply Escrow Amount payable to Purchaser pursuant to Section 6.9 with respect to such Fuel Supply Contract."

m.           Section 2.5(e) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(e)  The Fuel Supply Escrow Promissory Note, the Purchase Money Note, and the Indemnity Escrow Promissory Note shall be paid in full by wire transfer of immediately available funds to the Escrow Agent two (2) days after Closing, provided that, if the second day is not a Business Day, then the next Business Day thereafter, at which point each of the Fuel Supply Escrow Promissory Note, the Purchase Money Note, and the Indemnity Escrow Promissory Note shall be returned to the Purchaser and cancelled."

n.            Section 3.6(n) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(n)  imposition of any Liens (other than Permitted Liens, Liens to secure Indebtedness that Seller shall cause to be removed at or in advance of Closing or, to the extent of Closing Date Indebtedness, following Closing pursuant to the terms of the Stewart Title Closing Letter, or Liens on Company Real Property otherwise shown on the title reports or commitments and unrelated to any Indebtedness) upon any of the Companies’ properties, capital stock or assets, tangible or intangible;"

o.            Section 3.7(f) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(f)          Indebtedness. The Owned Real Property and the Company Real Property shall be delivered to the Purchaser on the Closing Date free and clear of all Indebtedness, other than the Remaining Indebtedness and other than the Closing Date Indebtedness to be repaid pursuant to the Stewart Title Closing Letter."

p.            The last sentence of Section 3.8 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Such assets shall be delivered to the Purchaser on the Closing Date free and clear of all Indebtedness, other than the Remaining Indebtedness and other than the Closing Date Indebtedness to be repaid pursuant to the Stewart Title Closing Letter."

q.            Section 6.3 of the Agreement is hereby amended by adding the following at the end thereof:

“As to the items of litigation included on Schedule III, Seller shall be entitled to receive any property tax rebate as such rebate is paid to the Companies.”

r.             Section 7.1(k) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(k) Indebtedness. All Indebtedness, other than the Remaining Indebtedness and other than the Closing Date Indebtedness to be repaid pursuant to the Stewart Title Closing Letter, of the Companies as of the Closing Date shall have been fully repaid."

s.            The references to "both the Fuel Supply and Captive Escrow Agreement" in Sections 7.1(h) and 7.2(f) are hereby deleted and replaced, in both instances, with "the Purchase Money Escrow Agreement, the Fuel Supply Escrow Agreement,"

t.             Section 9.1(b)(iv) of the Agreement is hereby deleted in its entirety and replaced with the following:

"(iv)  The Purchaser shall not be liable to the Seller Indemnitees under Section 9.1(b)(i) until the aggregate amount of all Losses in respect of indemnification under Section 9.1(b)(i)(A) exceeds the Basket, in which event the Purchaser shall be required to pay or be liable for all such Losses from the first dollar. The aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 9.1(b)(i) shall not exceed the Cap. Notwithstanding the foregoing, the limitations set forth in this Section 9.1(b)(iv) shall not apply to Losses based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any representation or warranty in Section 5.5, any breach of a covenant in Article 6 or this Article 9, any breach of a Fundamental Representation, any breach of any obligation to remit the Purchase Price or deliver or pay in full the Purchase Money Note, the Indemnity Escrow Promissory Note, the Fuel Supply Escrow Promissory Note, or timely remit to Stewart Title the amount to be paid by Purchaser pursuant to the Stewart Title Closing Letter, or fraud on the part of the Purchaser or its Affiliates."

2.           Additional Amendments.

a.            The reference in the preamble to the Agreement to "Buck’s Inc. of Collinsville, a Nebraska corporation" is hereby deleted and replaced with "Buck’s Inc. of Collinsville, an Illinois corporation".

b.            The definition of “Expiration Date” as set forth in Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Expiration Date” means 5 pm, central standard time, on August 6, 2021, or such later date as the Parties may mutually agree.  The Parties agree: (i) that no applicable waiting period under the HSR Act has terminated or expired as of April 21, 2021, and (ii) to work cooperatively to seek a May 7, 2021 Closing Date.  In any event, the Expiration Date shall be no later than the date that is 15 calendar days following the last to occur of (i) Buck’s, Inc. having filed the appropriate application with the Nebraska Secretary of State to convert that entity to a Nebraska limited liability company, or (ii) a vote by the Federal Trade Commission to approve the proposed Decision and Order and other documents already reviewed and approved by Purchaser and Seller.

c.            Section 2.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

"2.1        Purchase and Sale of Seller Equity. Upon the terms and subject to the conditions set forth in this Agreement, and on the basis of the representations, warranties, covenants and agreements contained herein, at the Closing the Seller shall sell and deliver to the Purchaser (or an Affiliate designated by the Purchaser), and the Purchaser (or an Affiliate designated by the Purchaser) shall purchase from the Seller, the Seller Equity, free and clear of all Liens on the Seller Equity."

d.          The Seller, Seller’s Shareholders and the Companies hereby complete, supplement, amend and otherwise update the Schedules as set forth on Annex A hereto (collectively, the "Updates").  Such Updates, taken together with the Schedules delivered with the Agreement upon the execution thereof, shall be deemed the Updated Schedules as referred to in Section 6.4(b) of the Agreement.

e.            Section 6.5(d) of the Agreement is hereby amended by deleting the last sentence of the first paragraph thereof and replacing it with the following:

“The Parties agree that the foregoing calculation, and the cost sharing arrangements elsewhere in this Section 6.5, shall result in a reduction of $708,000 to the Purchase Price which amount shall be deducted from the amount of the Purchase Money Note, and Seller agrees to pay to Purchaser, contemporaneous with the execution of this Amendment, an amount equal to $77,500 for the filing fee and the FTC expert fee.  No post-closing payment shall be due from Buchanan or Seller as a result of the foregoing calculation or the cost sharing arrangements elsewhere in this Section 6.5.”

f.            Section 6.9 of the Agreement is hereby deleted in its entirety and replaced with the following:

“6.9       Motor Fuel Supply Contracts.  Seller shall cause the Companies to continue through Closing any and all contracts pursuant to which the Companies and/or any dealers are supplied motor fuel for resale (the “Fuel Supply Contracts”).  Purchaser has provided to Seller information describing Purchaser’s current intentions in regard to the amendment, partial termination, or termination under each Fuel Supply Contract following Closing, under which Seller could receive the benefit of continued operations under such Fuel Supply Contracts in reduction of amounts payable as a Termination Penalty (as described below).  Purchaser and Seller acknowledge that such plan is expected to result in reduced fees, penalties, or other obligations being imposed on Purchaser and its Affiliates after Closing as a Termination Penalty.  Purchaser shall not modify or allow the modification of any Fuel Supply Contract in a way that increases the amount of Seller’s obligations in regard to a Termination Penalty or changes the terms under which the Termination Penalty is reduced.  Prior to Closing, Purchaser shall provide to Seller a detailed description of amounts potentially owing as a result of the amendment, partial termination or termination under each of the Fuel Supply Contracts.  For a period of sixty (60) days after Closing, Seller shall pay up to $22,675,000 of any fees, penalties, or other obligations imposed by any such supplier pursuant to the terms of the applicable Fuel Supply Contract for cancellation of fuel supply (each a “Termination Penalty”).  For a period starting sixty-one (61) days after Closing and ending  thirty (30) months after Closing, Seller shall indemnify and hold Purchaser harmless from any such Termination Penalty for any site not operated by a dealer at the Closing.  Purchaser shall provide Seller prompt notice, together with all related/supporting documentation, in the event Purchaser receives notice of an assertion of any claim for a Termination Penalty from a supplier for which Purchaser asserts indemnification pursuant to this Section 6.9. Purchaser shall provide Seller and Seller’s Shareholders with access to all information necessary to confirm and verify the accuracy of the amount of any such fees claimed to be so owed.  Purchaser and the Companies shall assume and pay when due the costs of all fuel supplied pursuant to the Fuel Supply Contracts subsequent to Closing and (i) prior to the effective date of termination under such notices and (ii) under any continued supply if Purchaser shall elect continued supply (without notice of termination by Companies), indemnifying and holding Seller and Seller’s Shareholders harmless thereon.  Seller and Seller’s Shareholders shall have no obligations or Liability pursuant to this Section 6.9 or otherwise with respect to a Fuel Supply Contract except as set forth above.”

g.           The third sentence of Section 6.13 of the Agreement is hereby deleted in its entirety and replaced with the following:

"As that coverage is all provided on an "occurrence" basis, Seller and Buchanan commit to make available to the Companies, at no cost to the Companies, continuing coverage for a four year period following Closing for those claims noted in Subpart B of Schedule 3.12, except as marked with an asterisk, and for each additional covered claim that may be made for occurrences prior to Closing."

h.            Section 9.1(a)(iii)(A) of the Agreement is hereby amended by adding the following new sentence at the end of such Section 9.1(a)(iii)(A):

“Further notwithstanding the foregoing, neither the Basket, Cap,  nor the limitations set forth in Section 9.1(a)(iii)(C) below shall apply to Losses arising out of, with respect to, or by reason of:  any obligation to pay any judgement, settlement amount, fees, or expenses relating to the Tourlis litigation that are necessary or appropriate to permit Seller as required by this Agreement, to deliver to Purchaser, or an entity designated by Purchaser, an unencumbered fee interest in the real property, buildings, and fixtures that are the subject of that litigation; any obligation to pay taxes, fees, or any other amounts to Cook County, Illinois as a result of the alleged non-payment or under payment of taxes, duties, or any other amounts owed relating to the sale or transportation of fuel, cigarettes, or other tobacco products; or any obligation to pay taxes for the returns that were to have been filed prior to the Closing but were not timely filed.”

i.             Sections 9.1(e)(i) and (ii) of the Agreement are hereby deleted in their entirety and replaced with the following:

"(i)  Any payment due pursuant to a Purchaser claim for indemnification with respect to Section 6.9 of this Agreement may be made for up to thirty months following the Closing Date and shall first be made by the Escrow Agent from the Fuel Supply Escrow Amount pursuant to the Fuel Supply Escrow Agreement as mutually agreed by Purchaser and Buchanan or not later than thirty (30) days after the amount of the claim is finally determined by a final and non-appealable order, decree or judgment of a court of competent jurisdiction.  To the extent the amount owed by Buchanan pursuant to Section 6.9 exceeds the Fuel Supply Escrow Amount, Buchanan shall satisfy his obligations, within thirty (30) days after the amount of the claim is finally determined, by wire transfer of immediately available funds.

(ii)  Any payment due pursuant to a Purchaser claim for indemnification with respect to Section 9.1 and Section 9.9 of this Agreement shall first be made by the Escrow Agent from the Indemnity Escrow Amount pursuant to the Indemnity Escrow Agreement or, to the extent a letter of credit has been substituted pursuant to Section 2.5(f), by draw under such letter of credit, as mutually agreed by Purchaser and Buchanan or not later than thirty (30) days after the amount of the claim is finally determined by a final and non-appealable order, decree or judgment of a court of competent jurisdiction; provided that a draw under such letter of credit shall not occur unless the amount as mutually agreed remains unpaid  three (3) days  after agreement is reached as to such amount. To the extent the amount owed by Buchanan pursuant to Section 9.1 or Section 9.9 exceeds the Indemnity Escrow Amount, Buchanan shall satisfy his obligations, within thirty (30) days after the amount of the claim is finally determined, by wire transfer of immediately available funds."

3.          Ratification; Entire Agreement.  This Amendment shall not affect any terms or provisions of the Agreement other than those amended hereby and is only intended to amend, alter or modify the Agreement as expressly stated herein.  Except as amended hereby, the Agreement remains in effect, enforceable against each of the parties thereto, and is hereby ratified and acknowledged by each of the parties thereto.  The Agreement, as amended in this Amendment, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements, whether oral or written, between the parties with respect to the subject matter hereof.  No amendment or modification of this Amendment shall be effective unless made in writing and duly executed by the parties hereto.

4.           Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures.

[Remainder of Page Intentionally Left Blank – Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first written above.

PURCHASER:

Casey’s General Stores, Inc.

By:	/s/ Brian J. Johnson
Name:	Brian J. Johnson
Title:	Senior Vice President, Investor Relations and Business Development

[Signature Page to Amendment to Equity Purchase Agreement]

COMPANIES:

Buck’s, Inc.

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

Chicago SPE (N), Inc.

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

Buchanan Energy (N), LLC

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

Buchanan Energy (S), LLC.

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

Buck’s LLC of Collinsville

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

C.T. Jewell Company, Inc.

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

[Signature Page to Amendment to Equity Purchase Agreement]

Buck’s Intermediate Holdings, LLC

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	Authorized Representative

SELLER’S SHAREHOLDERS:

/s/Steven Buchanan
Steven Buchanan

SELLER:

Buck's Holdco, Inc.

By:	/s/Steven Buchanan
Name:	Steven Buchanan
Title:	President

[Signature Page to Amendment to Equity Purchase Agreement]